Exhibit 99
VERAMARK TECHNOLOGIES, INC.
Schedule II — Valuation and Qualifying Accounts
Allowance for Doubtful Accounts
Years Ended December 31, 2006, 2005, and 2004

Column A	Column B	Column C	Column D	Column E
			Accounts	Balance at
	Balance at	Charged to Costs and	Written Off	End of
Year Ended	Beginning of Year	Expenses	(Recovered)	Year

2006	$32,000	$(736)	$1,264	$30,000
2005	24,000	2,753	(5,247)	32,000
2004	$65,000	$(35,269)	$5,731	$24,000

63